FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

第一太平

(Incorporated with limited liability under the laws of Bermuda)
Website: http://www.firstpacco.com

(Stock Code: 00142)

OVERSEAS REGULATORY ANNOUNCEMENT

(This overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.)

Please refer to the attached notice relating to:-

Filing made by Indofood Agri Resources Limited ("IndoAgri") to the Singapore Stock Exchange ("SGX-ST"), in relation to the Announcement relating to SGX-ST's approval in-principle for the Listing of the IndoAgri Consideration Shares.

Dated this 28th day of August, 2007

As at the date of this announcement, the board of directors of First Pacific Company Limited comprises the following directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Ambassador Albert F. del Rosario
Professor Edward K.Y. Chen*, *GBS, CBE, JP*
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
David W.C. Tang*, *OBE, Chevalier de L'Ordre des Arts et des Lettres*

* *Independent Non-executive Directors*

INDOFOOD AGRI RESOURCES LTD.
(Incorporated in the Republic of Singapore)
(Company Registration No.: 200106551G)

PROPOSED ACQUISITION OF A MAJORITY INTEREST IN PT PERUSAHAAN PERKEBUNAN LONDON SUMATRA INDONESIA TBK

- SGX-ST'S APPROVAL IN-PRINCIPLE FOR THE LISTING OF THE IFAR CONSIDERATION SHARES

1. The Board of Directors of Indofood Agri Resources Ltd. (the "**Company**") wishes to refer to the announcement dated 25 May 2007 (the "**25 May Announcement**") in relation to the proposed acquisition (the "**Proposed Acquisition**") by the Company and its 90 per cent.-owned subsidiary, namely, PT Salim Ivomas Pratama (the "**Buyer**"), of shares and mandatory convertible notes ("**MCNs**") in PT Perusahaan Perkebunan London Sumatra Indonesia Tbk (the "**Target Company**"), representing approximately 64.4 per cent. of the enlarged share capital of the Target Company assuming conversion of the MCNs, from First Durango, the Ashmore Funds and Mr Sariaatmadja (each capitalised term as defined in the 25 May Announcement). Upon completion of the Proposed Acquisition, a tender offer for the remaining shares in the Target Company will be triggered by the Buyer. Terms used in this Announcement bear the same meanings ascribed to them in the 25 May Announcement. Please refer to a copy of the 25 May Announcement which is available on www.sgx.com for further information.

2. The Board of Directors of the Company wishes to announce that the Company has today obtained approval in-principle from the SGX-ST for the listing of and quotation for 98,082,830 new ordinary shares in the capital of the Company to be issued to Mr Sariaatmadja or a company beneficially owned by Mr Sariaatmadja pursuant to the Proposed Acquisition (the "**IFAR Consideration Shares**"), on the Official List of the SGX-ST. In view of the above, the condition relating to the obtaining of SGX-ST's approval in-principle for the listing of the IFAR Consideration Shares referred to in Section 6.2(a) of the 25 May Announcement has been fulfilled.

   Completion of the Proposed Acquisition (including the acquisition of the ES Target Shares from Mr Sariaatmadja) is still conditional upon the fulfilment of certain other conditions as set out in the sale and purchase agreement dated 25 May 2007 in relation to the Proposed Acquisition.

3. The approval in-principle from the SGX-ST is subject to the following conditions:-

   (a) compliance with the SGX-ST's listing requirements;

   (b) the approval of the shareholders of the Company being obtained for the Proposed Acquisition and the issue of the IFAR Consideration Shares; and

   (c) the submission of notification to SGX-ST pursuant to Rule 864(4) of the SGX-ST Listing Manual, if applicable, upon any significant changes affecting the matter in the application.

   The approval in-principle from the SGX-ST is not to be taken as an indication of the merits of the Company, its subsidiaries, any of the Proposed Transactions, the Target Group, the Group or the Shares (including the IFAR Consideration Shares).

4. A circular setting out the details of the Proposed Transactions and enclosing the notice of the extraordinary general meeting to seek shareholders' approval for, *inter alia*, the Proposed Transactions, will be despatched to shareholders of the Company in due course.

By Order of the Board of the
Company

Moleonoto Tjang
Director
27 August 2007

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

第一太平

(Incorporated with limited liability under the laws of Bermuda)
Website: http://www.firstpacco.com

(Stock Code: 00142)

OVERSEAS REGULATORY ANNOUNCEMENT

(This overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.)

Please refer to the attached notice relating to:-

> **Filing made by Indofood Agri Resources Limited ("IndoAgri") to the Singapore Stock Exchange in relation to the Announcement relating to the Update of Status on the Proposed Acquisition of a Majority Interest in PT Perusahaan Perkebunan London Sumatra Indonesia TBK.**

Dated this 29th day of August, 2007

As at the date of this announcement, the board of directors of First Pacific Company Limited comprises the following directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Ambassador Albert F. del Rosario
Edward K.Y. Chen*, *GBS, CBE, JP*
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
David W.C. Tang*, *OBE, Chevalier de L'Ordre des Arts et des Lettres*

* *Independent Non-executive Directors*

INDOFOOD AGRI RESOURCES LTD.
(Incorporated in the Republic of Singapore)
(Company Registration No.: 200106551G)

PROPOSED ACQUISITION OF A MAJORITY INTEREST IN PT PERUSAHAAN PERKEBUNAN LONDON SUMATRA INDONESIA TBK

- **UPDATE OF STATUS**

---

1. The Board of Directors of Indofood Agri Resources Ltd. (the "**Company**") refers to the announcement dated 25 May 2007 (the "**25 May Announcement**") in relation to the proposed acquisition (the "**Proposed Acquisition**") by the Company and its 90 per cent.-owned subsidiary, namely, PT Salim Ivomas Pratama (the "**Buyer**"), of shares and mandatory convertible notes ("**MCNs**") in PT Perusahaan Perkebunan London Sumatra Indonesia Tbk (the "**Target Company**"), representing approximately 64.4 per cent. of the enlarged share capital of the Target Company assuming conversion of the MCNs, from First Durango, the Ashmore Funds and Mr Eddy Sariaatmadja (each capitalised term as defined in the 25 May Announcement). Upon completion of the Proposed Acquisition, a tender offer for the remaining shares in the Target Company will be triggered by the Buyer (the "**Tender Offer**"). Terms used in this Announcement bear the same meanings ascribed to them in the 25 May Announcement. Please refer to a copy of the 25 May Announcement which is available on www.sgx.com for further information.

2. The Board of Directors of the Company wishes to announce that the Company and the Buyer have today entered into a supplemental agreement (the "**Supplemental Agreement**") with the Vendors pursuant to which the parties have agreed, *inter alia*, to the extension of the cut-off dates for the satisfaction of certain conditions under the sale and purchase agreement dated 25 May 2007 in relation to the Proposed Acquisition (the "**S&P Agreement**"). The parties have also agreed, by way of the Supplemental Agreement, that the long-stop date for the satisfaction or waiver of the conditions under the S&P Agreement shall be extended from 5 October 2007 (being the date falling 19 weeks from the date of the S&P Agreement) to 2 November 2007 (being the date falling 23 weeks from the date of the S&P Agreement) or such later date as the Vendors (other than Mr Sariaatmadja) may agree.

3. Completion of the Proposed Acquisition is conditional upon the fulfilment of certain conditions as set out in the S&P Agreement. In particular, two of such conditions have been satisfied today as mentioned below. Completion of the Proposed Acquisition is still pending fulfilment of the remaining conditions, which include, *inter alia*, the approval of the Proposed Acquisition and the Tender Offer by the shareholders of each of the Company, PT Indofood Sukses Makmur Tbk ("**PT ISM**") and First Pacific Company Limited ("**FPC**") (PT ISM and FPC, being the parent companies of the Company).

4. The Board of Directors of the Company wishes to announce that due diligence on the Target Group has been completed and that, in particular, following the receipt of the audited consolidated accounts of the Target Group for the financial years ended 31 December 2004 to 2006 and the 4-month period ended 30 April 2007, in each case, under the International Financial Reporting Standards, and the audited consolidated accounts of the Target Group for the 4-month period ended 30 April 2007 under Indo GAAP, notice has today been given by the Buyer to First Durango and the Ashmore Funds that the due diligence condition referred to in Section 6.1(b) of the 25 May Announcement has been satisfied.

CIMB-GK Securities Pte. Ltd. was the financial adviser to the Company in relation to the acquisition of the entire issued share capital of Indofood Oil & Fats Pte. Ltd.. It assumes no responsibility for the contents of this announcement.

5. In addition, the Board wishes to announce that the Buyer has obtained (i) US$ denominated facilities which amount in aggregate to US$330 million and (ii) Rp denominated facilities which amount in aggregate to Rp2.66 trillion, from its bank lenders which amount in aggregate to approximately Rp5.7 trillion (which is equivalent to approximately S$925.2 million) for the purpose of financing the Proposed Acquisition and the Tender Offer. The facilities are for a tenure of 1 year and drawdown is subject to the fulfillment of certain conditions. The interest payable on the US$ denominated facilities is Singapore Interbank Offering Rate ("**SIBOR**")/London Interbank Offering Rate ("**LIBOR**") plus 1% per annum and the interest payable on the Rp denominated facilities is the interest rate of Sertifikat Bank Indonesia ("**SBI**") plus 1% per annum. The Company has granted corporate guarantees in proportion to its 90 per cent. shareholding in the Buyer in favour of the bank lenders.

   In view of the above, the condition (as amended by way of the Supplemental Agreement) relating to the entering into by the Buyer of facility agreement(s) with its bank lenders referred to in Section 6.1(c) of the 25 May Announcement has been fulfilled.

6. Further, pursuant to Rule 905 of the SGX-ST Listing Manual, the Board wishes to announce that the Buyer has accepted a loan of Rp1.45 trillion (the "**PT ISM Loan**") (which is equivalent to approximately S$234.8 million) from PT ISM to finance part of the consideration for the Tender Offer. The level of borrowings under the PT ISM Loan would depend on the level of acceptances tendered pursuant to the Tender Offer.

   PT ISM is a controlling shareholder of the Company with an interest of approximately 73.96% of the total number of issued shares in the Company.

   The PT ISM Loan is unsecured with a tenure of one year. The interest payable by the Buyer to PT ISM is the same interest payable to the Buyer's bank lenders for facilities denominated in Rp, provided that the total interest payable on the PT ISM Loan is subject to a cap of Rp135 billion (the "**Capped Amount**") (which is equivalent to approximately S$21.9 million). In the event that the interest payable on the PT ISM Loan is expected to exceed the Capped Amount, the Buyer shall be entitled to prepay all or part of the loan amount so as to reduce the interest payable to below the Capped Amount. Based on the prevailing SBI interest rate, the interest payable on the PT ISM Loan is approximately 9.25% per annum. The interest payable on the PT ISM Loan will, due to the cap mentioned above, be less than 5% of the Group's unaudited net tangible assets as set out in the unaudited proforma consolidated financial information of the proforma Group (after completion of the acquisition of the entire issued share capital of Indofood Oil & Fats Pte. Ltd.) for the full year ended 31 December 2006 as announced by the Company on 20 March 2007.

   The PT ISM Loan was accepted by the Buyer as a standby facility for the purpose of financing the Tender Offer.

   As the interest rate payable on the PT ISM Loan is the same interest rate payable on the facilities denominated in Rp granted by the Buyer's bank lenders, the Audit Committee of the Company is of the view that the PT ISM Loan is on normal commercial terms and is not prejudicial to the interests of the Company and its minority shareholders.

   Apart from the above mentioned transaction, there is no other interested person transaction with PT ISM and such of its subsidiaries that are not part of the Group (the "**PT ISM Group**") or any other "interested person", todate for the current financial year, save for interested person transactions entered into by the Group pursuant to the mandate obtained from the Company's shareholders at its annual general meeting on 20 April 2007.

Certain Directors of the Company, namely, Messrs Benny Setiawan Santoso and Tjhie Tje Fie, are commissioners/directors of PT ISM.

Save as disclosed above, none of the Directors or controlling shareholders of the Company has any interest, direct or indirect in the PT ISM Loan.

7. The balance Rp1.2 trillion (which is equivalent to approximately S$192.7 million) of the Aggregate Consideration (other than the purchase price for the ES Target Shares, which is to be satisfied by the issue of the IFAR Consideration Shares) for the Proposed Acquisition and the Tender Offer (assuming full acceptances of the Tender Offer) will be funded by internal resources of the Group.

By Order of the Board of the Company

Mark Julian Wakeford
Director
28 August 2007

FPC Exemption No. 82-836

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)
Website: http://www.firstpacco.com
Stock code: 00142

ANNOUNCEMENT

PROPOSED ACQUISITION OF A MAJORITY INTEREST IN PT PERUSAHAAN PERKEBUNAN LONDON SUMATRA INDONESIA TBK

MAJOR TRANSACTION

ENTERING INTO OF SUPPLEMENTAL AGREEMENT SATISFACTION OF CERTAIN CONDITIONS PRECEDENT OF THE PROPOSED ACQUISITION

First Pacific is pleased to announce that following the entering into of a conditional sale and purchase agreement on 25 May 2007 among Indo Agri and SIMP with First Durango, the Ashmore Funds and Mr. Eddy K. Sariaatmadja (the "**S&P Agreement**"), Indo Agri and SIMP have on 28 August 2007 entered into a supplemental agreement (the "**Supplemental Agreement**") with the Vendors pursuant to which the parties have agreed, inter alia, to the extension of the cut-off dates for the satisfaction of certain conditions under the S&P Agreement in relation to the Proposed Acquisition. The parties have also agreed, by way of the Supplemental Agreement, that the long-stop date for the satisfaction or waiver of the conditions under the S&P Agreement shall be extended from 5 October 2007 (being the date falling 19 weeks from the date of the S&P Agreement) to 2 November 2007 (being the date falling 23 weeks from the date of the S&P Agreement) or such later date as the Vendors (other than Mr. Sariaatmadja) may agree.

Completion of the Proposed Acquisition is conditional upon the fulfilment of certain conditions as set out under the headings "Key Terms of the Proposed Acquisition" in the Announcement. First Pacific is pleased to announce that conditions relating to due diligence of PPLS and the entering into by SIMP of facility agreements with bank lenders set out in sections (b), (c), (d) and (f) under the subheading "Conditions to Completion of the acquisition of the PPLS Shares and the Notes from First Durango and the Ashmore Fund" in the Announcement and the condition relating to obtaining SGX-ST's approval in-principle for listing of the Indo Agri Consideration Shares set out in section (a) under the subheading "Conditions to completion of the acquisition of the PPLS Shares from Mr. Sariaatmadja" in the Announcement have been fulfilled. The remainder of the conditions will either be satisfied or waived by 2 November 2007 or such later date as the Vendors (other than Mr. Sariaatmadja) may agree.

Reference is made to the announcement of First Pacific Company Limited ("**First Pacific**") dated 28 May 2007 (the "**Announcement**"). Capitalised terms used herein shall have the same meanings as ascribed to them in the Announcement.

First Pacific is pleased to announce that following the entering into of a conditional sale and purchase agreement on 25 May 2007 among Indo Agri and SIMP with First Durango, the Ashmore Funds and Mr. Eddy K. Sariaatmadja (the "**S&P Agreement**"), Indo Agri and SIMP have on 28 August 2007 entered into a supplemental agreement (the "**Supplemental Agreement**") with the Vendors pursuant to which the parties have agreed, inter alia, to the extension of the cut-off dates for the satisfaction of certain conditions under the S&P Agreement in relation to the Proposed Acquisition. The parties have also agreed, by way of the Supplemental Agreement, that the long-stop date for the satisfaction or waiver of the conditions under the S&P Agreement shall be extended from 5 October 2007 (being the date falling 19 weeks from the date of the S&P Agreement) to 2 November 2007 (being the date falling 23 weeks from the date of the S&P Agreement) or such later date as the Vendors (other than Mr. Sariaatmadja) may agree.

Completion of the Proposed Acquisition is conditional upon the fulfilment of certain conditions as set out under the headings "Key Terms of the Proposed Acquisition" in the Announcement. First Pacific is pleased to announce that conditions relating to due diligence of PPLS and the entering into by SIMP of facility agreements with bank lenders set out in sections (b), (c), (d) and (f) under the subheading "Conditions to Completion of the acquisition of the PPLS Shares and the Notes from First Durango and the Ashmore Fund" in the Announcement and the condition relating to obtaining SGX-ST's approval in-principle for listing of the Indo Agri Consideration Shares set out in section (a) under the subheading "Conditions to completion of the acquisition of the PPLS Shares from Mr. Sariaatmadja" in the Announcement have been fulfilled. The remainder of the conditions will either be satisfied or waived by 2 November 2007 or such later date as the Vendors (other than Mr. Sariaatmadja) may agree.

By Order of the Board
First Pacific Company Limited
Nancy L. M. Li
Company Secretary

Hong Kong, 29 August 2007

As at the date of this announcement, the Board of First Pacific comprises the following Directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Ambassador Albert F. del Rosario
Edward K.Y. Chen*, *GBS, CBE, JP*
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
David W.C. Tang*, *OBE, Chevalier de L'Ordre des Arts et des Lettres*

* *Independent Non-executive Directors*

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

第一太平

(Incorporated with limited liability under the laws of Bermuda)
Website: http://www.firstpacco.com

(Stock Code: 00142)

OVERSEAS REGULATORY ANNOUNCEMENT

(This overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.)

Please refer to the attached documents relating to:-

Press release in relation to the First Semester 2007 Financial Results of PT. Indofood Sukses Makmur Tbk. ("Indofood"), a 51.5% subsidiary of the Company.

Dated this 30th day of August, 2007

As at the date of this announcement, the board of directors of First Pacific Company Limited comprises the following directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Ambassador Albert F. del Rosario
Professor Edward K.Y. Chen*, *GBS, CBE, JP*
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
David W.C. Tang*, *OBE, Chevalier de L'Ordre des Arts et des Lettres*

* *Independent Non-executive Directors*

PACIFIC
FIRST PACIFIC COMPANY LIMITED
GROUP CORPORATE COMMUNICATIONS
24th Floor, Two Exchange Square, 8 Connaught Place, Hong Kong
Tel: (852) 2842 4388 Email: info@firstpac.com.hk Fax: (852) 2845 9243
http: //www.firstpacco.com
(Incorporated in Bermuda with limited liability)

Thursday, 30 August 2007

INDOFOOD'S FIRST SEMESTER 2007 FINANCIAL RESULTS

- **CONSOLIDATED NET SALES GREW 21.3%**
- **OPERATING PROFIT UP 6.9% TO Rp994.03 BILLION**
- **NET INCOME GREW 37.1% TO Rp367.18 BILLION**
- **CORE PROFIT INCREASED TO Rp383.43 BILLION**

The attached press release is released today in Jakarta by Indofood, in which the First Pacific Group holds an economic interest of 51.5 per cent.

Indofood is the premier processed-foods company in Indonesia. It is based in Jakarta, and is listed on the Jakarta and Surabaya Stock Exchanges. Through its four strategic business groups, Indofood offers a wide range of food products: Consumer Branded Products (Noodles, Nutrition and Special Foods, Snack Foods, and Food Seasonings), Bogasari (flour and pasta), Edible Oils and Fats (Plantations, Cooking Oils, Margarine and Shortening) and Distribution. Indofood is one of the world's largest instant noodles manufacturer by volume, and the largest flour miller in Indonesia. Indofood's flourmill in Jakarta is one of the largest in the world in terms of production capacity in one location. It also has an extensive distribution network in the country. Further information on Indofood can be found at www.indofood.co.id.

* * *

For further information, please contact:

Werianty Setiawan — Tel: (62-21) 522 8822 ext. 253
Head of Investor Relations

PRESS RELEASE

INDOFOOD'S FIRST SEMESTER 2007 FINANCIAL RESULTS

- **CONSOLIDATED NET SALES GREW 21.3%**
- **OPERATING PROFIT UP 6.9% TO Rp994.03 BILLION**
- **NET INCOME GREW 37.1% TO Rp367.18 BILLION**
- **CORE PROFIT INCREASED TO Rp383.43 BILLION**

Jakarta, August 30, 2007 – PT. Indofood Sukses Makmur Tbk ("Indofood") today announced its financial results for the first semester ended June 30, 2007, reporting consolidated net sales of Rp12.30 trillion, a 21.3% increase compared to Rp10.14 trillion in same semester last year.

"Indofood, as a Total Food Solutions company with its four streamlined Strategic Business Groups (Consumer Branded Products, Bogasari, Edible Oils & Fats and Distribution), is in a better position to cope with market challenges," said Anthoni Salim, the President Director and Chief Executive Officer.

Despite rising wheat, other raw materials and freight costs, Indofood delivered a 12.0% growth in gross profit of Rp2.58 trillion. However, gross margin declined to 21.0% due to margin contraction in the Consumer Branded Products and Bogasari Groups, while margin for Edible Oils & Fats and Distribution Groups expanded as a result of higher CPO price and improved efficiency.

Operating profit increased 6.9% to Rp994.03 billion, but operating margin declined to 8.1%. Despite the increase in minority interest, net profit increased 37.1% to Rp367.18 billion from Rp267.77 billion, principally due to significant reduction in net interest expense. Core profit increased to Rp383.43 billion from Rp298.33 billion.

Anthoni Salim concluded, "The rest of 2007 will continue to be challenging as raw material prices, particularly wheat show no sign of softening. We will continue to be vigilant in controlling our operating costs, increasing our operating efficiency as well as enhancing our marketing and distribution strategies. We trust, these initiatives combined with our commitment to deliver corporate excellence will yield sustainable results in the future".

PT INDOFOOD SUKSES MAKMUR Tbk
Board of Directors

PT INDOFOOD SUKSES MAKMUR Tbk

AND SUBSIDIARIES

GEDUNG ARIOBIMO SENTRAL, 12th Floor, Jalan HR Rasuna Said X-2 Kav. 5, Kuningan, Jakarta Selatan 12950, INDONESIA
Phone : (62 - 21) 5228822 Fax : 5226014

CONSOLIDATED BALANCE SHEETS
JUNE 30, 2007 AND 2006
(Expressed in Million Rupiah, except per Share Data)
(UNAUDITED)

ASSETS	2007 Rp	2006 (As Restated) Rp
CURRENT ASSETS		
Cash and cash equivalents	3,766,644	1,760,745
Short-term investments	230,979	500,063
Accounts receivable		
Trade		
Third parties - net	1,610,573	1,344,081
Related parties	77,486	101,740
Non-trade		
Third parties - net	124,299	171,424
Related parties	69,627	63,642
Inventories - net	3,558,610	2,523,684
Advances and deposits	349,048	243,204
Prepaid taxes	200,437	306,491
Prepaid expenses and other current assets	104,257	109,549
Total Current Assets	10,091,960	7,124,623
NON-CURRENT ASSETS		
Claims for tax refund	79,539	247,272
Advances to KKPA project - net	99,708	29,682
Deferred tax assets - net	127,605	95,765
Investments in shares of stock and advance for purchase of investment	72,385	26,054
Plantations		
Mature plantations - net	204,860	209,764
Immature plantations	526,096	350,595
Property, plant and equipment - net	6,583,834	6,605,981
Deferred charges - net	210,552	281,978
Goodwill - net	233,413	252,569
Other non-current assets	775,198	782,555
Total Non-current Assets	8,913,190	8,882,215
TOTAL ASSETS	19,005,150	16,006,838

LIABILITIES AND SHAREHOLDERS' EQUITY	2007 Rp	2006 (As Restated) Rp
CURRENT LIABILITIES		
Short-term bank loans and overdraft	1,017,940	1,571,197
Trust receipts payable	1,560,798	726,923
Accounts payable		
Trade		
Third parties	980,830	1,392,796
Related parties	60,831	54,684
Non-trade		
Third parties	327,274	257,933
Related parties	193,799	31,042
Accrued expenses	670,270	467,563
Taxes payable	154,904	266,921
Current maturities of long-term debts		
Bonds payable - net	1,222,021	-
Loans	462,299	458,680
Obligations under capital lease	422	63
Total Current Liabilities	5,651,386	5,237,802
NON-CURRENT LIABILITIES		
Long-term debts - net of current maturities		
Bonds payable - net	2,958,196	2,188,988
Loans	86,572	2,137,162
Obligations under capital lease	615	150
Total long-term debts	3,045,383	4,326,300
Advances from KKPA project - net	-	2,058
Deferred tax liabilities - net	734,426	791,920
Estimated liabilities for employee benefits	486,150	425,739
Total Non-current Liabilities	4,266,159	5,546,017
GOODWILL - net	3,223	3,401
MINORITY INTERESTS IN NET ASSETS OF SUBSIDIARIES	2,035,873	612,428
SHAREHOLDERS' EQUITY		
Capital stock - Rp 100 par value		
Authorized - 30,000,000,000 shares		
Issued and fully paid - 9,444,189,000 shares	944,419	944,419
Additional paid-in capital	1,182,046	1,182,046
Differences in values of restructuring transactions among entities under common control	(1,051,958)	(989,441)
Unrealized gains on investments in marketable securities - net	157,521	72,372
Differences arising from changes in equities of Subsidiaries	1,171,659	138,910
Differences arising from foreign currency translations	(185)	4,952
Pro Forma Capital	-	105,162
Retained earnings		
Appropriated	55,000	50,000
Unappropriated	4,331,076	3,839,839
Treasury stock - 915,600,000 shares	(741,069)	(741,069)
Net Shareholders' Equity	6,048,509	4,607,190
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	19,005,150	16,006,838

CONSOLIDATED STATEMENTS OF INCOME
FOR THE SIX MONTHS ENDED JUNE 30, 2007 AND 2006
(Expressed in Million Rupiah, except per Share Data)
(UNAUDITED)

	2007 Rp	2006 (As Restated) Rp
NET SALES	12,301,529	10,141,747
COST OF GOODS SOLD	9,721,224	7,838,754
GROSS PROFIT	2,580,305	2,302,993
OPERATING EXPENSES		
Selling	984,064	856,788
General and administrative	602,209	515,931
Total Operating Expenses	1,586,273	1,372,719
INCOME FROM OPERATIONS	994,032	930,274
OTHER INCOME / (CHARGES)		
Interest income	71,141	28,335
Interest expense and other financing charges	(319,997)	(442,509)
Gains on foreign exchange - net	15,272	50,280
Others - net	6,554	(3,955)
Other Charges - Net	(227,030)	(367,849)
INCOME BEFORE INCOME TAX BENEFIT / (EXPENSE)	767,002	562,425
INCOME TAX BENEFIT / (EXPENSE)		
Current	(326,101)	(177,065)
Deferred	69,976	(79,195)
Income Tax Expense - Net	(256,125)	(256,260)
INCOME BEFORE MINORITY INTERESTS IN NET EARNINGS OF SUBSIDIARIES AND PRO FORMA ADJUSTMENT	510,877	306,165
MINORITY INTERESTS IN NET EARNINGS OF SUBSIDIARIES - Net	(142,934)	(39,480)
PRO FORMA ADJUSTMENT	(760)	1,085
NET INCOME	367,183	267,770
EARNINGS PER SHARE		
Income from Operations	117	109
Net Income	43	31

Notes : 1. Earnings per share is computed based on the weighted average number of outstanding shares during the periods.
2. The foreign exchange rates used at June 30, 2007 and 2006 were Rp 9,054 and Rp 9,300 to US$ 1, respectively.
3. The 2006 consolidated financial statements have been restated to reflect the effects of the acquisition of entities under common control in March 2007 as if it occurred on January 1, 2006 in accordance with SFAS No. 38 (Revised 2004), "Accounting for Restructuring Transactions among Entities under Common Control".
4. The above Consolidated Balance Sheets as of June 30, 2007 and 2006, and the related Consolidated Statements of Income for the six months ended June 30, 2007 and 2006 have been reviewed by Purwantono, Sarwoko & Sandjaja, Registered Public Accountants.
5. For comparative purposes, certain accounts in the 2006 consolidated financial statements have been reclassified to conform with the 2007 presentation.

Jakarta, August 30, 2007

The Board of Directors
PT INDOFOOD SUKSES MAKMUR Tbk

END